UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2024

Commission File Number 001-32945

WNS (HOLDINGS) LIMITED

(Translation of Registrant’s name into English)

Gate 4, Godrej & Boyce Complex

Pirojshanagar, Vikhroli (W), Mumbai 400 079, India

+91-22-6826-2100

Malta House, 36-38 Piccadilly, London W1J 0DP

515 Madison Avenue, 8th Floor, New York, NY 10022

(Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

SIGNATURE

EXHIBIT INDEX

Ex-99.1 Press release of the Company, dated May 20, 2024.

Ex-99.2 The Company’s notice of annual general meeting to ordinary shareholders, dated May 20, 2024.

Ex-99.3 The Company’s proxy statement for the annual general meeting of ordinary shareholders to be held on June 27, 2024.

Ex-99.4 Proxy card and voting card for use by ordinary shareholders.

Other Events

Annual general meeting of shareholders

On May 20, 2024 WNS (Holdings) Limited (the “Company”) issued a press release announcing details of its annual general meeting (the “AGM”) to be held on Thursday, June 27, 2024 and distributed to its shareholders a notice of the AGM, the proxy statement for the AGM, the proxy card and the voting card. A copy of the press release, the notice of AGM, the proxy statement, the proxy card and the voting card are attached hereto as Exhibit 99.1, Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4, respectively.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2024

WNS (HOLDINGS) LIMITED

By:	/s/ Gopi Krishnan
Name:	Gopi Krishnan
Title:	General Counsel

EXHIBIT INDEX

Ex-99.1 Press release of the Company, dated May 20, 2024.

Ex-99.2 The Company’s notice of annual general meeting to ordinary shareholders, dated May 20, 2024.

Ex-99.3 The Company’s proxy statement for the annual general meeting of the ordinary shareholders to be held on June 27, 2024.

Ex-99.4 Proxy card and voting card for use by ordinary shareholders.